Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

November 7, 2007

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Novell, Inc.
            Form 10-K for the Fiscal Year Ended October 31, 2006 – Filed May 25, 2007
            Form 10-Q for the Quarterly Period Ended April 30, 2007 – Filed June 8, 2007
            File No. 000-13351

Dear Ms. Collins:

This letter responds to the comments included in your letter dated October 18, 2007, regarding Novell, Inc.’s Form 10-K for the fiscal year ended October 31, 2006, filed May 25, 2007, and the Form 10-Q for the quarterly period ended April 30, 2007, filed June 8, 2007.

Form 10-K For the Fiscal Year Ended October 31, 2006

Consolidated Statements of Operations, page 59

1.

We note in your response to our prior comment 1 that for financial statement purposes, you classify revenue amongst products and services where VSOE does not exist for one or more elements by first allocating recognized revenue to the elements in which VSOE does exist and then allocating the remaining recognized revenue to those elements that lack VSOE of fair value. In the example provided, you determined the ratio of total license (based on VSOE) to the total arrangement fee to determine amounts to classify as product revenue and the residual amount of revenue you recognized as maintenance and services. However, as noted in your revenue recognition policy disclosure on page 69, it appears that you typically do not have VSOE for software and as a result, the residual method is used in determining the amount to allocate to the software element in your multiple element arrangements. While we note in your response that arrangements for which you lack VSOE of fair value for the undelivered elements is less than 10% of total revenues, clarify these inconsistencies and tell us how you determine VSOE for the license element for income statement classification purposes. Also tell us how you allocate arrangement consideration for income statement classification purposes when you do not have VSOE of the delivered element (i.e. software) and any undelivered elements. Please advise.

Novell, Inc. Page 2 of 9	November 7, 2007

Novell Response

We have considered the Staff’s comment and we do not believe there are inconsistencies in our revenue recognition disclosure in the last paragraph on page 69 of our 2006 Form 10-K and our prior comment 1. The substantial majority of our multiple element arrangements are recognized under the relative fair value method since we sell software licenses on a stand-alone basis and have vendor-specific objective evidence (“VSOE”) of fair value for software licenses and the other elements in most instances. Our disclosure describes the manner in which we recognize revenue under several different situations, depending on the facts and circumstances, just one of which is the residual method. Our use of the residual method, however, is rare and is limited to those instances where, based on the unique nature of the transaction, we do not have VSOE of fair value for the software.

We believe we apply a rational, systematic and reasonable methodology, as described in our response to the Staff’s prior comment 1, to allocate arrangement consideration between software licenses and maintenance and services when there is a lack of VSOE of fair value among arrangement elements. We do this by first allocating recognized revenue to those elements for which we have VSOE of fair value and then allocating the remaining recognized revenue to those elements that lack VSOE of fair value.

In our response to the Staff’s prior comment 1, we stated that arrangements for which we lack VSOE of fair value for more than one element occur infrequently and are immaterial in all periods presented. Furthermore, arrangements for which we lack VSOE of fair value for the delivered element (i.e. software) and any undelivered elements are extremely rare. When we do have arrangements that lack VSOE of fair value for the delivered element and any undelivered elements, for classification purposes only, we allocate the arrangement consideration among the elements on a relative basis based on their respective list prices, which we believe is a rational, systematic and reasonable methodology.

2.

We note your response to our prior comment 2 regarding the Company’s methodology for allocating revenues for income statement classification purposes from arrangements accounted for under contract accounting. While we note that historically these arrangements have not been material, we do have the following additional comments:

•	Tell us how you considered paragraph 69 of SOP 97-2 and explain why the Company does not believe that the entire arrangement should be accounted for as a product pursuant to such guidance.
•

Notwithstanding your response to the previous bullet point, explain how you are able to reasonably establish VSOE for purposes of your income statement classification. In this regard, tell us how you determined it is reasonable to look to separate sales of your licenses for arrangements that do not involve significant production or modification to the software in order to establish VSOE for licenses that do involve customization that is essential to the functionality of the software. It would appear that these are not comparable sales. Please explain.

•

With regards to the service element, describe in greater detail how you establish VSOE for the services provided in arrangements accounted for under SOP 81-1. If the Company uses hourly rates charged for other services in order to establish VSOE for services provided in SOP 81-1 arrangements, then please explain further how you determined that the rates for services that result in significant modification or customization of the software are similar to the rates that would be charged when the services do not result in significant modification or customization of the software. That is, compare the nature and the activities performed for each type of service that distinguishes them such that one results in significant modification or customization. Explain why the rates used are a proper surrogate for services when the services are not the same due to their complexity and duration.

Novell, Inc. Page 3 of 9	November 7, 2007

Novell Response

We considered paragraph 69 of SOP 97-2, and do not believe the paragraph prescribes whether there is or is not a service element in the arrangement in addition to the software product element. We believe this paragraph dictates the revenue recognition, not the revenue classification, of the arrangement.

We note the sentence in paragraph 69 which states, “If the software that is included in the arrangement is not considered to be off-the-shelf software, or if significant modifications or additions to the off-the-shelf software are necessary to meet the customer’s functionality, no element of the arrangement would qualify for accounting as a service, and contract accounting should be applied to both the software and service elements of the arrangement.” [emphasis added]

Relative to the phrase “...no element of the arrangement would qualify for accounting as a service...,” we do not believe this statement precludes classification of amounts recognized under the arrangement as a service in the statements of operations. Paragraph 69 of SOP 97-2 specifically states that no element would qualify for accounting as a service. [emphasis added] We believe this statement in paragraph 69 of SOP 97-2 was intended to mean the service element of the arrangement is not eligible to be accounted for separately. This interpretation is supported by the fact that paragraphs 68-71 of SOP 97-2 exist to provide interpretive guidance on evaluating whether a service element is essential to the functionality of any other element of an arrangement, which is one of the requisite criteria enumerated in paragraph 65 to account separately for the service element of an arrangement that includes both software and services.

We also note the last part of the statement, “...contract accounting should be applied to both the software and service elements of the arrangement.” [emphasis added] Further, paragraph 64 of SOP 97-2 states, “If the nature of the services is such that the service element does not qualify for separate accounting as a service, contract accounting must be applied to both the software and service elements included in the arrangement.” [emphasis added] Both references from SOP 97-2 are explicit in stating that even though the entire arrangement is accounted for as a single unit of accounting using contract accounting, separate software and service elements are included in the arrangement.

Novell, Inc. Page 4 of 9	November 7, 2007

In the limited cases in which we use the percentage of completion method of accounting, it is because services are considered essential to the functionality of the software (for example, the building of complex interfaces necessary for our software to function in the customer’s environment), not because the software is significantly modified or customized. Accordingly, we believe the value of the software sold in stand-alone arrangements would not be materially different from the value of the software sold in SOP 81-1 arrangements. As a result, in these limited cases, for income statement classification purposes only, we classify recognized revenue into its respective license or services elements by applying the percentage of completion used to recognize revenue in the period to the respective license and services elements based upon VSOE of fair value for the elements when sold separately. We believe this is a rational, systematic and reasonable methodology since we price the entire arrangement by considering the normal stand-alone prices for the individual elements, including the software.

We establish VSOE of fair value for services provided in arrangements accounted for under SOP 81-1 in the same manner as our stand-alone consulting services, which we described in our response to the Staff’s prior comment 4. The services provided in SOP 81-1 arrangements are similar in nature, including complexity and duration, to the services provided in other consulting arrangements and are usually provided by the same people. We believe the value of the services provided in stand-alone consulting arrangements would not be materially different from the value of the services provided in SOP 81-1 arrangements. Therefore, we believe it is appropriate to use the consulting VSOE rates as a surrogate for the services accounted for under SOP 81-1.

As noted in our response to the Staff’s prior comment 2, the value of contracts for which we are required to use contract accounting is less than one percent of our revenue for all periods presented and, therefore, is immaterial.

3.

We note that for arrangements that include rights to unspecified additional software products, revenue is recognized ratably over the term of the arrangement. Please clarify whether these are the subscription revenues that are included in the maintenance, subscriptions, and services line item on the income statement. If so, please explain how you determined that subscriptions should be classified as “service” revenues as opposed to product revenues as these arrangements include the right to unspecified additional product. Otherwise, please explain what type of arrangements you classify as “subscriptions” and how you determined that classification as services is appropriate.

Novell Response

We confirm that arrangements that include rights to unspecified additional software products are classified as subscriptions revenue, which are included in the maintenance, subscriptions, and services line item on the statements of operations. The value of contracts where this occurs is less than one percent of our revenue for all periods presented and, therefore, is immaterial.

Novell, Inc. Page 5 of 9	November 7, 2007

When an arrangement includes rights to unspecified additional software products, we cannot, by definition, know or identify which products will be provided and therefore the value of such products. Accordingly, we consistently classify all revenue from such arrangements in the maintenance, subscriptions, and services revenue category on the statements of operations. We believe this is a reasonable and rational manner in which to classify this type of revenue.

In addition to the arrangements that include rights to unspecified additional software products, we consider our Linux offerings to be a subscription. Based on the open source nature of these offerings, we do not sell software licenses to Linux offerings. We provide support services (e.g. technical support, updates, patches, upgrades) over the agreement term. Accordingly, we also classify Linux offerings in the maintenance, subscriptions, and services revenue category on the statements of operations.

Beginning in the third quarter of fiscal 2007, we began disclosing services revenue and services cost of revenue separately from maintenance and subscriptions revenue and maintenance and subscriptions cost of revenue in our statements of operations.

Form 10-Q For the Quarterly Period Ended April 30, 2007

Note B. Significant Accounting Policies

Recognition Policy – Microsoft Agreements-related Revenue, page 7

4.	We note your response to our prior comment 12. With regards to such information, please explain further the following:

          Business Collaboration Agreement:

•

We note that you determined VSOE for the SLES support subscriptions included in the Business Collaboration Agreement based on the Company’s established history of selling single and multi-year subscriptions. We further note, however, that there is a range in the number of certificates Microsoft is able to purchase. Considering the $240 million payment is based on a variable number of certificates, please tell us how you were reasonably able to establish VSOE for this element.

•	We note your reference to “certain minimum purchase commitments” in the Business Collaboration Agreement. Please explain what these are and tell us how they may impact your revenue recognition.
•

Your response indicates that at this time, the Company does not anticipate earning any additional revenue from Microsoft relating to subscriptions beyond the $240 million already received. Please explain whether the terms of the contract provide for additional payments beyond the $240 million and tell us under what circumstances such payments would be made.

Novell, Inc. Page 6 of 9	November 7, 2007

          Technical Collaboration Agreement:

•

We note that pursuant to the terms of the Revised TCA, that “all or part” of the payments under the terms of the arrangement “may” be paid to the Company. Please explain further these terms. Tell us under what circumstances the Company will receive full payment versus partial payment and tell us how such terms factored into your revenue recognition.

           Overall Revenue Recognition Determination:

•

We note that as these three agreements are inter-related and were negotiated and executed simultaneously, the Company considered all the agreements to constitute one arrangement with multiple elements. We further note that after applying EITF 00-21, the Company concluded that you have an undelivered element for which VSOE does exist and two undelivered elements for which VSOE does not exist. Please explain further how you applied the guidance in paragraphs 12 and 9 of EITF 00-21 in concluding that there is objective and reliable evidence of the fair value for the undelivered elements. In this regard, you have three undelivered elements and have only established VSOE for one of those undelivered. Therefore, it appears that you are using a form of the residual method to establish the value for the other two elements, which does not appear appropriate as you have all undelivered elements in this arrangement. Please explain further your consideration of this guidance or tell us what specific accounting guidance you applied in accounting for this arrangement.

•

We note that the Patent Cooperation Agreement contains a covenant not to sue that terminates six years after the date the last patent expires, which will be after the contract termination date of January 1, 2012. Considering that part of the Patent Cooperation Agreement includes this covenant not to sue, then please explain further why the Company believes that this additional term should not be considered part of the contract term.

•	Please provide the specific accounting literature you considered and relied upon in determining the appropriate revenue recognition convention for each element.

Novell Response

Business Collaboration Agreement

Under the terms of the Business Collaboration Agreement (“BCA”), Microsoft can choose between one-year or three-year SUSE Linux Enterprise Server (“SLES”) maintenance subscription certificates. As noted in our response to the Staff’s prior comment 12, we had an established history of selling single and multi-year subscriptions for SLES support on a stand-alone basis. The price offered to Microsoft was consistent with sales of subscriptions to our other large customers. Therefore, we concluded that we had VSOE of fair value for the sale of subscriptions for SLES support in the Microsoft agreement.

In reference to our prior comment regarding “certain minimum purchase commitments,” under the terms of the BCA, [CONFIDENTIAL TREATMENT REQUESTED BY NOVELL, INC. – CTR1OF3/RL11.07.2007]. The range of the number of certificates that Microsoft can purchase is determined by how many of each type of certificate Microsoft chooses to purchase. We determined VSOE of fair value based on the value of each of the SLES subscriptions, not based on the number of certificates Microsoft can purchase.

Novell, Inc. Page 7 of 9	November 7, 2007

The terms of the BCA do not provide for any additional payments for SLES maintenance subscription certificates beyond the $240 million already received. However, the BCA does provide for the agreement to be extended or amended by mutual written agreement. Therefore, any additional revenue relating to the Microsoft subscriptions beyond the $240 million would require the execution of a new or amended written agreement.

Technical Collaboration Agreement

[CONFIDENTIAL TREATMENT REQUESTED BY NOVELL, INC. – CTR2OF3/RL11.07.2007].

Overall Revenue Recognition Determination

In determining our overall revenue recognition for this arrangement, we applied paragraphs 9 and 12 of EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), to determine if we could separate and allocate the consideration between the three undelivered elements. As noted in our response to the Staff's prior comment 12, we concluded that we had VSOE of fair value for each of the SLES support offerings in the BCA, but did not have verifiable objective evidence (“VOE”) of fair value for either the Patent Cooperation Agreement (“PCA”) or the TCA elements. As a result, in accordance with paragraph 10 of EITF 00-21, we concluded all elements should be combined and the appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. EITF 00-21 does not provide further guidance in accounting for multiple element arrangements that do not meet the separation criteria. Therefore, the use of professional judgment is required and the appropriate revenue recognition determination is based on the particular facts and circumstances. Accordingly, we considered the specific facts and circumstances to this arrangement and considered various revenue recognition models to apply to this arrangement.

The first model we considered was the revenue attribution model described in our response to the Staff’s prior comment 12. Under that model, with respect to the PCA payment of $108 million [CONFIDENTIAL TREATMENT REQUESTED BY NOVELL, INC. – CTR3OF3/RL11.07.2007] since we did not have VOE for these arrangements, both elements had the same contractual term (November 2, 2006 to January 1, 2012), and services under the agreements began immediately upon the signing of the deal, we determined that these elements should be combined and recognized ratably over the contractual term, beginning on November 2, 2006. We believe this represents a reasonable approximation of the discharging of our obligations related to these elements and no other attribution method is considered preferable, in accordance with SAB Topic 13A3(f) Question 2 (SAB104). As described in our response to the Staff's prior comment 12, both agreements have continuing service obligations for Novell through the end of their terms. Further, regarding the PCA, we have no deliverables beyond the contract termination date of January 1, 2012. As noted in our response to the Staff’s prior comment 12, we do not consider the obligation to covenant not to sue to have an impact on the accounting term as all patents included under our obligation (i.e. covenant not to sue) will be delivered as of January 1, 2012 and our performance obligations are complete at that time. This is analogous to the delivery of all product master copies under paragraph 109 of SOP 97-2. Therefore, we concluded the additional term related to the covenant not to sue should not be considered part of the accounting term.

Novell, Inc. Page 8 of 9	November 7, 2007

Since we determined we had VSOE of fair value for the support certificates and the support certificates have stand-alone value to the customer, we determined to account for the consideration received ($240 million), in accordance with SOP 97-2, and recognize the revenue ratably over the respective subscription terms beginning upon customer activation (which may occur at various times over a six year time frame) or for subscriptions not activated, completely upon subscription expiration. We believe this is representationally faithful to the economics of the SLES transactions since this is the accounting that would be followed if SLES was the only component in the arrangement.

The second model we considered was a revenue attribution model under which we would combine all of the elements and recognize the entire arrangement consideration ratably over the maximum term of the SLES subscriptions of six years, which is the longest term of the three elements. Again, we referenced SAB Topic 13A3(f) Question 2 in considering this revenue attribution model.

We determined that of the two models described above, the first model best represented the economic substance and earnings process of the arrangements. We also considered that, while it is not known if there is a discount in the arrangement, since VSOE of fair value for SLES subscriptions exists, if there is a discount in the arrangement, it is effectively allocated entirely to the patent and technical collaboration revenue stream, which is being recognized ratably over the entire term of the arrangement. In addition, we considered that the second model described above contains the risk that revenue related to the SLES subscriptions could be recognized prematurely before the SLES subscription periods commence, depending on the timing of distribution by Microsoft and the activation by customers. Considering all of these factors, we concluded that the first model above was appropriate for revenue recognition purposes.

We have included references above and in our response to the Staff’s prior comment 12 to the applicable accounting literature on which we relied in determining the appropriate revenue recognition convention for each element. Given the judgmental and complex nature of this arrangement, we thoroughly analyzed the arrangement and gave appropriate consideration to the facts and circumstances, as well as the appropriate authoritative guidance and believe our accounting for this arrangement is representative of the economics of the transactions as well as faithful to the letter and spirit of the guidance. In addition, contemporaneous with the execution of the Microsoft agreements, we consulted with our independent auditors, PricewaterhouseCoopers LLP (“PwC”) and their revenue recognition subject matter experts in their national office. PwC agrees with the accounting for this arrangement.

Novell, Inc. Page 9 of 9	November 7, 2007

In addition to the comments above, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact us at your convenience.

Sincerely yours,

By /s/ Dana Russell
Dana Russell
Senior Vice President and Chief Financial Officer
Novell, Inc.
781-464-8072